As filed with the Securities and Exchange Commission on February 27, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                           DAMEN FINANCIAL CORPORATION
                                (Name of issuer)

                           DAMEN FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   235906 10 4
                      (CUSIP Number of Class of Securities)

                            Mary Beth Poronsky Stull
                           Damen Financial Corporation
                              200 West Higgins Road
                           Schaumburg, Illinois 60195
                                 (847) 882-5320
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                              Kip A. Weissman, P.C.
                            Martin L. Meyrowitz, P.C.
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 414-6100
                         (Agent for Service of Process)


                                February 27, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation*                                    Amount of Filing Fee*
   $12,537,500                                                   $2,508


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 850,000 shares at the maximum tender offer price of $14.75 per share.


[   ]    Check box if any of the fee is offset as  provided  by Rule  0-11(a)(2)
         and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:  N/A                                  Filing Party:  N/A

Form or Registration No.:  N/A                                Date Filed:  N/A

Item 1.  Security and Issuer.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is Damen Financial Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 200 West Higgins Road, Schaumburg, Illinois 60195.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 850,000 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), 3,770,117 of which Shares were outstanding as of February 25, 1997, at prices not in excess of $14.75 nor less than $13.25 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, and incorporated herein by reference. Officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The Company has also been advised that the trustee of the Company's Employee Stock Ownership Plan does not intend to tender any Shares pursuant to the Offer. The information set forth in "Introduction", "Section 1, Number of Shares; Proration" and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d)  Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         (a)-(j) The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

         The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Schedule A" of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The information set forth in "Introduction" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements C ncerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 6.  Persons Retained, Employed, or to be Compensated.

         The information set forth in "Introduction" and "Section 17, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Financial Condition.

         (a)-(b) The information set forth in "Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Additional Information.

         (a)         Not applicable.

         (b) The information set forth in "Section 14, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)         Not applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a)   (1)   Form of Offer to Purchase, dated February 27, 1997.

               (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

               (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

               (4)   Form of  Letter to  Clients  for Use by  Brokers,  Dealers,
                     Commercial  Banks,   Trust  Companies  and  Other  Nominees
                     (including the Instruction Form).

               (5) Form of Letter to Stockholders of the Company, dated February 27, 1997, from Mary Beth Poronsky Stull, President and Chief Executive Officer of the Company.

               (6) Form of Memorandum, dated February 25, 1997, to the Company's employees.

               (7)   Form of Question and Answer Brochure.

               (8) Text of Press Release issued by the Company, dated February 14, 1997.

               (9) Text of Press Announcement to be published in local and regional newspapers on or after February 27, 1997.

               (10) Form of Letter to Participants in the Damen Federal Bank for Savings Employees' Profit Sharing Plan.

               (11) Text of Press Release issued by the Company, dated February 27, 1997.

         (b)   Not applicable.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


February 27, 1997                      DAMEN FINANCIAL CORPORATION


                                       By: /s/Mary Beth Poronsky Stull
                                           ---------------------------
                                           Mary Beth Poronsky Stull
                                           President and Chief Executive Officer

                                                                  Exhibit (a)(1)
                           DAMEN FINANCIAL CORPORATION

                           Offer to Purchase for Cash

                           Up to 850,000 Shares of its
                     Common Stock, Par Value $0.01 Per Share

                   At a Purchase Price Not Greater Than $14.75
                         Nor Less Than $13.25 Per Share
                              --------------------

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
         AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 27, 1997,
                          UNLESS THE OFFER IS EXTENDED.
                               -------------------

         Damen Financial Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $0.01 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $14.75 nor less than $13.25 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $14.75 nor less than $13.25 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders. The Company will select as the Purchase Price the lowest price that will enable it to purchase 850,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $14.75 nor less than $13.25 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.
                              ---------------------

      THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.
                              ---------------------

                                    IMPORTANT

         Any stockholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to Registrar and Transfer Company (the "Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER.
     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION
              TOANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY
                SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN
               DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO,
                      HOW MANY TO TENDER AND AT WHAT PRICE.
                THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR
                   EXECUTIVE OFFICER INTENDS TO TENDER SHARES
                             PURSUANT TO THE OFFER.



                     The Dealer Managers for the Offer are:

Robert W. Baird & Co. Incorporated        Friedman, Billings, Ramsey & Co., Inc.



             The date of this Offer to Purchase is February 27, 1997


         As of February 25, 1997, the Company had issued and outstanding 3,770,117 Shares and 376,909 Shares issuable upon exercise of outstanding stock options under the Company's stock option and incentive plan. The 850,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 22.5% of the Shares then outstanding. The Shares are traded on the Nasdaq National Market. The Shares trade under the symbol "DFIN." On February 25, 1997, the closing price of the Shares as reported on the Nasdaq National Market was $14.38 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

         TO TENDER SHARES PROPERLY, STOCKHOLDERS MUST COMPLETE THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

         Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                TABLE OF CONTENTS



Section

     INTRODUCTION
1.   NUMBER OF SHARES; PRORATION
2.   TENDERS BY HOLDERS OF FEWER THAN 100 SHARES
3.   PROCEDURE FOR TENDERING SHARES
4.   WITHDRAWAL RIGHTS
5.   ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE
6.   CONDITIONAL TENDER OF SHARES
7.   CERTAIN CONDITIONS OF THE OFFER
8.   PRICE RANGE OF SHARES; DIVIDENDS
9.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER
10.  CERTAIN INFORMATION CONCERNING THE COMPANY
11.  SOURCE AND AMOUNT OF FUNDS
12.  INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
      ARRANGEMENTS CONCERNING SHARES
13.  EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
      UNDER THE EXCHANGE ACT
14.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS
15.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES
16.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS
17.  FEES AND EXPENSES
18.  MISCELLANEOUS

         SCHEDULE A         CERTAIN TRANSACTIONS INVOLVING SHARES
                            BY THE COMPANY OR ITS EXECUTIVE OFFICERS
                            OR DIRECTORS

To the Holders of Shares of Common Stock of
Damen Financial Corporation:


                                  INTRODUCTION

         Damen Financial Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $0.01 per share (the "Shares") at a price, net to the seller in cash, without interest thereon, not greater than $14.75 nor less than $13.25 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine a single per Share price (not greater than $14.75 nor less than $13.25 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 850,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $14.75 nor less than $13.25 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned.

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

         If more than 850,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares first from stockholders who owned beneficially as of the close of business on February 25, 1997, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other stockholders who validly tender Shares at or below the Purchase Price, other than stockholders who tender conditionally, and for whom the condition is not satisfied. See Sections 1, 2 and 6. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay the expenses of Robert
W. Baird & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. (the "Dealer Managers"), Registrar and Transfer Company (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See Section 17. ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 15.

         As of February 25, 1997, the Company's Employee Stock Ownership Plan ("ESOP") held 317,400 Shares in accounts for participants therein. The Company has been advised that the trustee of the ESOP does not intend to tender any Shares pursuant to the Offer.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

         As of February 25, 1997, the Company had issued and outstanding 3,770,117 Shares, and 376,909 Shares issuable upon exercise of outstanding stock options under the Company's stock option and incentive plan. The 850,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 22.5% of the Shares then outstanding.

         The Shares are traded on the Nasdaq National Market ("NNM"). The Shares trade under the symbol "DFIN." On February 25, 1997, the closing price of the Shares on the NNM was $14.38 per Share. See Section 8. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

         Questions  and  requests  for   assistance   may  be  directed  to  the
Information Agent:

                              D.F. King & Co., Inc.
                           77 Water Street, 20th Floor
                            New York, New York 10005
                                 (800) 758-5880

                         1. NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 850,000 Shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $14.75 nor less than $13.25 per Share. The later of 5:00 p.m., New York City time, on Thursday, March 27, 1997, or the latest time and date to which the Offer is extended pursuant to Section 16, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Company will determine the Purchase Price taking into consideration the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 850,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $14.75 nor less than $13.25 per Share) pursuant to the Offer. Subject to Section 16, the Company reserves the right to purchase more than 850,000 Shares pursuant to the Offer, but does not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

         In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $14.75 nor less than $13.25 per Share) at which such stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $14.75 nor less than $13.25 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of the Offer, if 850,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 850,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

                  (a) first, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 25, 1997 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

                  (b) then, after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

         If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered, (ii) as a result of the "odd lot" procedure described in Section 2, and (iii) as a result of the conditional tender procedure described in Section 6, the Company does not expect that it would be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NNM trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Managers or the Information Agent.

         The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 16. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                 2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

         Except to the extent that the Company's purchase would result in the delisting of the Shares on the NNM, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 25, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, will be accepted for purchase before proration, if any, of other tendered Shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

         As of February 25, 1997, there were approximately 288 holders of record of Shares. Approximately 32 of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 933 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to determine the exact number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any stockholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal.

                        3. PROCEDURE FOR TENDERING SHARES

         To tender Shares validly pursuant to the Offer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at such address or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date.

         IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.125) AT WHICH SUCH SHARES ARE BEING TENDERED, EXCEPT THAT ANY STOCKHOLDER WHO OWNED BENEFICIALLY AS OF THE CLOSE OF BUSINESS ON FEBRUARY 25, 1997, AND CONTINUES TO OWN BENEFICIALLY AS OF THE EXPIRATION DATE, AN AGGREGATE OF FEWER THAN 100 SHARES MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED
"ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE.
Stockholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

         The Depositary will establish an account with respect to the Shares at The Depository Trust Company ("DTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an Agent's Message (as defined below), together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to one of the Book-Entry Transfer Facilities in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

         The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

         Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes any participant in any Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

         THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN STOCKHOLDERS (AS DEFINED IN SECTION 15) MUST SUBMIT A PROPERLY COMPLETED FORM W-8 (WHICH MAY BE OBTAINED FROM THE DEPOSITARY) IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN STOCKHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 15), For a discussion of certain federal income tax consequences to tendering stockholders, see Section
15. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

         It is a violation of Rule 14e promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

         All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL (OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE) AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE
COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE PROPERLY TENDERED.

                              4. WITHDRAWAL RIGHTS

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, April 20, 1997 unless theretofore accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in purchasing Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Withdrawal of Shares Held in Physical Form. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, April 20, 1997 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn (including the number of Shares being withdrawn); (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Withdrawal  of  Shares  Held  with the  Book-Entry  Transfer  Facility.
Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, April 20, 1997 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held with any of the Book-Entry Transfer
Facilities must call such stockholder's broker and instruct such broker to withdraw such tender of Shares and instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. A purported notice of withdrawal which lacks any of the applicable required information noted above will not be an effective withdrawal of a tender previously made.

         Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

        5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

         Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and (subject to the proration and conditional tender provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or, in the case of a book-entry delivery an Agent's Message, and any other required documents.

         For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven NNM trading days after the Expiration Date. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

         Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

         Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

         The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

                         6. CONDITIONAL TENDER OF SHARES

         Under certain  circumstances and subject to the exceptions set forth in
Section 1, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 15, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of such holder's Shares tendered pursuant to a Letter of Transmittal must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal.

         Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal will be returned as promptly as practicable thereafter.

         If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of Shares to be purchased to fall below 850,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 850,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated by the stockholder in the applicable Letter of Transmittal as a condition to his or her tender.

                       7. CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after February 27, 1997 and at or before acceptance for payment of any Shares any of the following shall have occurred:

                  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

                  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

                  (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the U.S. Securities and Exchange Commission (the "Commission") on February 27, 1997) or (ii) any such person or group that on or prior to February 27, 1997 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares;

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

                  (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

                  (f) there shall have occurred any event or events that has resulted, or may in the sole judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries;

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

         Acceptance of Shares validly tendered in the Offer is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of Shares validly tendered, the Company would continue to have at least 300 stockholders and the Shares would remain listed for quotation on the NNM. This condition may not be waived.

         The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

                       8. PRICE RANGE OF SHARES; DIVIDENDS

                                                                                      Dividends
                                         High                     Low                 Declared
                                         ----                     ---                 --------
Fiscal 1996
1st Quarter(1)                         $12.25                   $11.25                 $ ---
2nd Quarter                             11.75                    10.75                   ---
3rd Quarter                             12.25                    11.25                   0.06
4th Quarter                             12.13                    11.00                   0.06

Fiscal 1997
1st Quarter                            $12.88                   $11.81                 $ 0.06
2nd Quarter (through February 25,
 1997)                                  14.75                    12.63                   ---
-------------
(1)  Reflects the period from October 2, 1995 through December 31, 1995.


         On February 25, 1997, the closing price of the Shares on the NNM was $14.38 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

              9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

          The Company believes that the purchase of Shares is an attractive use of a portion of the Company's available capital on behalf of its stockholders and is consistent with the Company's long-term goal of increasing stockholder value. The Company believes it has adequate sources of capital to complete the Share repurchase and pursue business opportunities.

          Over time, the Company's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize more effectively its capital base and to attempt to maximize stockholder value, the Company's management and its Board of Directors believe that the purchase of Shares pursuant to the Offer is a positive action that is intended to accomplish the desired objectives. Other actions previously employed, including an open market purchase of Shares, have enhanced stockholder value, but capital remains at high levels.

          The Offer is designed to restructure the Company's balance sheet in order to increase return on equity by reducing the amount of equity outstanding. Based upon the current market price of its Shares, the Company believes that the purchase of Shares is an attractive use of its funds. Following the purchase of the Shares, the Company believes funds provided by earnings, combined with its other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer, the Company expects that it and its wholly owned subsidiary bank, Damen National Bank (the "Bank"), will continue to maintain the highest regulatory standard for capital, which is designated as "well capitalized" under the prompt corrective action scheme enacted by the Federal Deposit Insurance Corporation Improvement Act of 1991.

          The Offer will enable stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $14.75 nor less than $13.25 per Share) at which they are willing to sell their Shares, and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. The Offer may also give stockholders the opportunity to sell Shares at prices greater than market prices prevailing prior to the announcement of the Offer. See Section 8. In addition, qualifying stockholders owning beneficially fewer than 100 Shares, whose Shares are purchased pursuant to the Offer, not only will avoid the payment of brokerage commissions but will also avoid any applicable odd lot discounts to the market price typically charged by brokers for executing odd lot trades.

          Stockholders who do not tender their Shares pursuant to the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or a proration pursuant to Section 1 of the Offer will continue to be owners of the Company with the attendant risks and rewards associated with owning the equity securities of the Company. As noted above, the Company, following completion of the Offer, will maintain the highest regulatory capital ranking. Consequently, the Company believes that stockholders will not be subject to materially greater risk as a result of the reduction of the capital base.

          Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of Shares and the Company's ability to issue additional equity securities in the future. In addition, to the extent the purchase of Shares pursuant to the Offer results in a reduction of the number of stockholders of record, the Company's costs for services to stockholders may be reduced. Finally, the Offer may affect the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years.

          If fewer than 850,000 Shares are purchased pursuant to the Offer, the Company may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

          Shares the Company acquires pursuant to the Offer will be restored to the status of authorized and unissued Shares, or placed in the Company's treasury, and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the NNM or any other securities exchange on which the Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for reissuance of the Shares repurchased pursuant to the Offer.

          NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS ALSO BEEN ADVISED THAT THE TRUSTEE OF THE ESOP DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                 10. CERTAIN INFORMATION CONCERNING THE COMPANY

General

          The Company, which was incorporated in the State of Delaware in 1995, is the holding company for the Bank, which was originally organized in 1916, converted to a federal savings bank in 1990 and converted to a national bank in 1997. The Bank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Bank attracts retail deposits from the general public and invests those funds primarily in first mortgages secured by owner-occupied, one- to four-family residences and in mortgage-backed and other investment securities. To a much lesser extent, the Bank also originates permanent multi-family, commercial real estate and consumer loans. Its income is derived largely from interest on loans, mortgage-backed securities and other investment securities. Its principal expenses are interest paid on deposits and borrowings and operating expenses.

          The Bank currently serves the northwest and southwest suburbs and the south side of Chicago, Illinois through its three retail banking offices.

          The Bank is subject to examination and supervision by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Company, as a bank holding company, is subject to examination and supervision by the Board of Governors of the Federal Reserve System.

          The Company's principal executive offices are located at 200 West Higgins Road, Schaumburg, Illinois 60195 and its telephone number is (847) 882-5320.

               Summary Historical Consolidated Financial Data and
             Summary Unaudited Pro Forma Consolidated Financial Data

          The following summary historical consolidated financial data has been derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 and the Company's Annual Report on Form 10-K for the year ended September 30, 1996. Copies of these reports may be obtained as described in Section 18 of this Offer. The income statement data for the years ended September 30, 1995 and 1996 and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of the Company. The income statement data for the three months ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1996 have been derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the three months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1997.

          The following summary unaudited pro forma consolidated financial data has been derived from the historical consolidated financial statements of the Company adjusted for certain costs and expenses to be incurred as a result of the purchase of Shares pursuant to the Offer. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data included herein. The pro forma income statement data and balance sheet data are not necessarily indicative of the financial position or results of operations that would have been obtained had the Offer been completed as of the dates indicated.

                                                                                      Historical
                                                                 -------------------------------------------------
Balance Sheet Data:                                                       September 30,               December 31,
                                                                 -----------------------------         -----------
                                                                     1995               1996               1996
                                                                 ----------         ----------         -----------
                                                                     (Dollars in thousands, except per share data)
ASSETS
Cash and cash equivalents                                        $   20,363         $    1,181         $    1,486
Investment securities, available for sale                            33,690             43,343             43,560
Investment securities                                                 1,090              1,777              1,772
Mortgage-backed securities                                           42,533             35,504             34,067
Mortgage-backed securities, available for sale                       39,658             52,594             55,355
Loans receivable, net                                                87,555             91,146             90,383
Other assets                                                          7,469              9,010              8,641
                                                                 ----------         ----------         ----------
    Total assets                                                 $  232,358         $  234,555         $  235,264
                                                                 ==========         ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                                         $  126,632         $  118,973         $  120,029
Borrowed funds                                                       45,500             59,600             58,000
Other liabilities                                                     4,516              3,112              3,405
                                                                 ----------         ----------         ----------
    Total liabilities                                               176,648            181,685            181,434
                                                                 ----------         ----------         ----------

Stockholders' equity:
Common stock                                                             40                 40                 40
Additional paid-in capital                                           38,280             38,346             38,358
Retained earnings                                                    19,778             21,131             21,314
Treasury stock                                                          ---             (2,311)            (2,311)
Unrealized gain on securities available for sale, net                   786                167                787
Common stock purchased by:
  Employee Stock Ownership Plan                                      (3,174)            (2,762)            (2,710)
  Recognition and Retention Plans                                       ---             (1,741)            (1,648)
                                                                 -----------        -----------        ----------
    Total stockholders' equity                                       55,710             52,870             53,830
                                                                 ----------         ----------         ----------
    Total liabilities and stockholders' equity                   $  232,358         $  234,555         $  235,264
                                                                 ==========         ==========         ==========
Shares outstanding                                                3,967,500          3,770,117          3,770,117

                                                                                           Pro Forma
                                                              ------------------------------------------------------------------
Balance Sheet Data:                                                  September 30, 1996                   December 31, 1996
                                                              -------------------------------      -----------------------------
                                                               $13.25 per        $14.75 per        $13.25 per        $14.75 per
                                                                share              share             share             share
                                                              -------------      -----------       -------------     -----------
                                                                           (Dollars in thousands, except per share data)
ASSETS
Cash and cash equivalents                                     $  1,031           $  1,031          $  1,336          $  1,336
Investment securities, available for sale                       33,980             32,705            34,172            32,897
Investment securities                                            1,777              1,777             1,772             1,772
Mortgage-backed securities                                      35,504             35,504            34,067            34,067
Mortgage-backed securities, available for sale                  50,694             50,694            53,480            53,480
Loans receivable, net                                           91,146             91,146            90,383            90,383
Other assets                                                     9,010              9,010             8,641             8,641
                                                              --------           --------          --------          --------
    Total assets                                              $223,142           $221,867          $223,851          $222,576
                                                              ========           ========          ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                                      $118,973           $118,973          $120,029          $120,029
Borrowed funds                                                  59,600             59,600            58,000            58,000
Other liabilities                                                3,112              3,112             3,405             3,405
                                                              --------           --------          --------          --------
    Total liabilities                                          181,685            181,685           181,434           181,434
                                                              --------           --------          --------          --------

Stockholders' equity:
Common stock                                                        40                 40                40                40
Additional paid-in capital                                      38,346             38,346            38,358            38,358
Retained earnings                                               21,131             21,131            21,314            21,314
Treasury stock                                                 (13,724)           (14,999)          (13,724)          (14,999)
Unrealized gain on securities available for sale, net              167                167               787               787
Common stock purchased by:
  Employee Stock Ownership Plan                                 (2,762)            (2,762)           (2,710)           (2,710)
  Recognition and Retention Plans                               (1,741)            (1,741)           (1,648)           (1,648)
                                                             ---------           --------          --------          --------
    Total stockholders' equity                                  41,457             40,182            42,417            41,142
    Total liabilities and stockholders' equity                $223,142           $221,867          $223,851          $222,576
                                                             =========           ========          ========          ========
Shares outstanding                                           2,920,117          2,920,117         2,920,117         2,920,117

                                                                           Historical
                                                    -----------------------------------------------------------
                                                            Years ended                  Three months ended
                                                           September 30,                    December 31,
                                                    -------------------------         -------------------------

Income Statement Data:                                 1995            1996             1995             1996
                                                    ----------      ---------         -------          --------
                                                           (Dollars in thousands, except per share data)


Total interest income                               $  14,029       $  16,661         $ 4,042          $ 4,157
Total interest expense                                  9,397           9,672           2,407            2,442
                                                    ---------       ---------         -------          -------

    Net interest income                                 4,632           6,989           1,635            1,715
Provision for loan losses                                 163              70              15                5
                                                    ---------       ---------         --------         -------

    Net interest income after provision
     for loan losses                                    4,469           6,919           1,620            1,710
Total non-interest income                                (739)            267              42               37
Total non-interest expense                             (3,610)         (5,243)         (1,101)          (1,292)
                                                    ---------       ---------         -------          -------

   Income before federal and state
    income taxes and change in
    accounting principles                                 120           1,943             561              455

Federal and state income taxes
 (provision) benefit                                      348            (163)            (90)             (63)

Cumulative effect of change in
 accounting principles                                    907             ---             ---              ---
                                                    ----------      ---------         -------          --------

    Net income                                      $   1,375       $   1,780         $   471          $    392
                                                    =========       =========         =======          ========

Earnings (loss) per share                           $     ---           $0.49            $.13             $.11
                                                    =========       =========         =======             ====

Dividends declared per share                            $ ---           $0.12           $ ---             $.06
Weighted average shares outstanding                       ---       3,806,394       3,967,500        3,770,117


                                                                               Pro Forma
                                                    -------------------------------------------------------------
                                                            Year ended                     Three months ended
                                                         September 30, 1996                 December 31, 1996
                                                    --------------------------        ---------------------------
                                                    $13.25 per      $14.75 per        $13.25 per       $14.75 per
                                                      share           share             share             share
                                                           (Dollars in thousands, except per share data)
Total interest income                               $  15,985       $ 15,909          $   3,988        $   3,969
Total interest expense                                  9,672          9,672              2,442            2,442
                                                    ----------      ---------         ---------          --------


    Net interest income                                 6,313          6,237              1,546            1,527
Provision for loan losses                                  70             70                  5                5
                                                    ----------      ---------         ---------          --------

    Net interest income after provision
     for loan losses                                    6,243          6,167              1,541            1,522
Total non-interest income                                 267            267                 37               37
Total non-interest expense                             (5,243)        (5,243)            (1,292)          (1,292)
                                                    ----------      ---------         ---------          --------

   Income before federal and state
    income taxes and change in
    accounting principles                               1,267          1,191                286              267

Federal and state income taxes
 (provision) benefit                                      (96)           (88)               (38)             (36)

Cumulative effect of change in
 accounting principles                                    ---            ---                ---              ---
                                                    ----------      ---------         ---------          --------

    Net income                                      $   1,171       $  1,103          $     248        $     231
                                                    =========       =========         =========        ==========

Earnings (loss) per share                           $     .42       $    .40          $     .09        $     .08
                                                    =========       =========         =========        =========

Dividends declared per share                        $     .12       $    .12          $     .06        $     .06
Weighted average shares outstanding                 2,956,394       2,956,394         2,920,117        2,920,117

                                                                               Historical
                                                          -------------------------------------------------------
                                                                 Years ended               Three months ended
                                                                September 30,                  December 31,
                                                          -----------------------        ------------------------

                                                            1995            1996            1995            1996
                                                          -------         -------        -------          -------
                                                                                               (annualized)
Selected Financial Ratios:
Return on average assets (ratio of net
 income to average total assets)                            0.69%           0.76%          0.81%            0.67%
Return on average stockholders' equity
 (ratio of net income to average equity)                    6.75%           3.21%          3.34%            2.94%
Dividend payout ratio                                        ---%          26.08%           ---%           57.66%

Stockholders' equity to total assets at
 end of period                                             23.98%          22.54%         24.28%           22.88%
Book value per share                                      $14.04          $14.02         $14.40           $14.28
Non-performing assets to total assets
 at end of period                                           0.03%           0.15%           .08%            0.15%
Allowance for loan losses to non-
 performing assets                                        420.71%          98.42%        154.58%           95.09%


                                                                             Pro Forma
                                                    ------------------------------------------------------------
                                                             Year ended                  Three months ended
                                                         September 30, 1996               December 31, 1996
                                                    ----------------------------     ---------------------------
                                                    $13.25 per       $14.75 per       $13.25 per      $14.75 per
                                                     share             share            share           share
                                                     -----             -----            -----           -----
                                                                                            (annualized)
Selected Financial Ratios:
Return on average assets (ratio of net
 income to average total assets)                     0.52%              0.50%           0.44%              0.42%
Return on average stockholders' equity
 (ratio of net income to average equity)             2.66%              2.58%           2.37%              2.27%
Dividend payout ratio
                                                    39.65%             42.09%          91.21%             97.93%
Stockholders' equity to total assets at
 end of period                                      18.58%             18.11%          18.95%             18.48%
Book value per share                               $14.20             $13.76          $14.53             $14.09
Non-performing assets to total assets
 at end of period                                    0.16%              0.16%           0.16%              0.16%
Allowance for loan losses to non-
 performing assets                                   98.42%            98.42%          95.09%              95.09%


                           DAMEN FINANCIAL CORPORATION
               Notes to Unaudited Pro Forma Financial Information


(1) The pro forma financial information reflects the repurchase of 850,000 Shares at $13.25 and $14.75 per share, as appropriate.

(2) The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

(3) The funds used to purchase shares were considered to have been proceeds from the sale or maturity of securities available for sale. The pro forma data assumes a rate of interest of 6.0% on the securities and an effective tax rate of 15%.

(4) The cost incurred in connection with the Offer is estimated to be $150,000. Such costs will be capitalized as part of the cost of the stock purchased.

                         11. SOURCE AND AMOUNT OF FUNDS

          Assuming that the Company purchases 850,000 Shares pursuant to the Offer at a price of $14.75 per Share, the total amount required by the Company to purchase such Shares will be $12,537,500, exclusive of fees and other expenses. The Company will fund such purchase with cash and securities held by the Company.


      12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES


          As of February 25, 1997, the Company had issued and outstanding 3,770,117 Shares, and had reserved 376,909 Shares for issuance upon exercise of outstanding stock options. The 850,000 Shares that the Company is offering to purchase represent approximately 22.5% of the outstanding Shares. As of February 25, 1997, the Company's directors and executive officers as a group (8 persons) beneficially owned an aggregate of 305,130 Shares (including awards granted under the Company's 1996 Stock Option and Incentive Plan) representing approximately 8.10% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. The Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. In addition, 317,400 Shares, or approximately 8.42% of the outstanding Shares, are held in the ESOP. The Company has been advised that the trustee of the ESOP does not intend to tender any Shares pursuant to the Offer.

         If the Company purchases 850,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 10.45% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. In addition, the ESOP would own approximately 10.87% of the outstanding Shares.

          Except as set forth in Schedule A, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

          Except for outstanding options to purchase Shares granted to certain employees (including executive officers) of the Company pursuant to the Company's 1996 Stock Option and Incentive Plan, and outstanding awards of restricted Shares under the Company's Recognition and Retention Plan, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

          Except as disclosed in this Offer, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or Bylaws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

         13. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

          The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NNM, the Company believes that following its purchase of Shares pursuant to the Offer, the Company's remaining Shares will continue to qualify to be quoted on the NNM.

          The Shares are currently "margin securities" under the rules of The Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

          The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the U.S. Securities and Exchange Commission (the "Commission") and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders.

                 14. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

          The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the

Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 7.

                   15. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          In General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Department of Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of such stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code. The Company has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

          EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

          Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a stockholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon such surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

          If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

          If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by the Company with respect to such stockholder's Shares in an amount equal to the cash received by the stockholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the Shares, and then as gain from the sale or exchange of such Shares. The tendering stockholder's basis in the Shares surrendered pursuant to the Offer generally will be added to such stockholder's basis in his or her remaining Shares, if any.

          Constructive Ownership. In determining whether any of the three tests under Section 302 of the Code is satisfied, stockholders must take into account not only the Shares that are actually owned by the stockholder, but also Shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the stockholder has the right to acquire by exercise of an option or by conversion.

          Proration. Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of Shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

          Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares in the Company actually and constructively owned by the stockholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

          The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no Shares in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the stockholder actually owns no Shares in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to Shares constructively owned by the stockholder immediately after the Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code.

          Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

          Corporate Stockholder Dividend Treatment. If a sale of Shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

          In addition, amounts received by a corporate stockholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the stockholder's basis in the Shares (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the stockholder's adjusted basis in the Shares (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). Accordingly, if applicable, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the stockholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of such Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer).

          Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year.

          Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

          Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests de scribed above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

          Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

          THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX
CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

             16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

          The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in
Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and
(ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

          If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Dealer Managers' soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

                              17. FEES AND EXPENSES

          Robert W. Baird & Co. Incorporated ("Baird") and Friedman, Billings, Ramsey & Co., Inc. ("FBR") will act as Dealer Managers for the Company in connection with the Offer. The Company has agreed to pay the Dealer Managers, upon acceptance for and payment of Shares pursuant to the Offer, a total of $0.07 per Share purchased by the Company pursuant to the Offer. The Dealer Managers will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

          Baird rendered investment banking and other advisory services to the Company in connection with its initial public offering. They received customary compensation from the Company for such services. FBR has not previously rendered any investment banking or other advisory services to the Company for which it received compensation.

          The Company has retained Registrar and Transfer Company as Depositary and D.F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, facsimile, telex, telegraph, or other electronic means and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

          The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Managers). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

                                18. MISCELLANEOUS

          The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

          The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdictions.



                                                     DAMEN FINANCIAL CORPORATION


February 27, 1997

                                   SCHEDULE A

                      CERTAIN TRANSACTIONS INVOLVING SHARES
              BY THE COMPANY OR ITS EXECUTIVE OFFICERS OR DIRECTORS


          During the 40 business days prior to February 27, 1997, the only transactions effected in the Shares by the Company, its executive officers or directors were as follows:

                                                                                         Where and How the
Person who Effected                Date of            Number of                           Transaction was
   Transaction                   Transaction            Shares               Price           Effected
   -----------                   -----------            ------               -----           --------
Mary Beth Poronsky Stull           1/10/97            2,484.107              N/A        Notified of ESOP
                                                                                        allocation (effective
                                                                                        as of September 30,
                                                                                        1996)

Gerald J. Gartner                  1/10/97            2,484.107              N/A        Notified of ESOP
                                                                                        allocation (effective
                                                                                        as of September 30,
                                                                                        1996)

                                   1/29/97            1,562                  $13.125    Inheritance from father's
                                                                                        estate

Janine M. Poronsky                 1/10/97            2,438.565              N/A        Notified of ESOP
                                                                                        allocation (effective
                                                                                        as of September 30,
                                                                                        1996)

Kenneth D. Vanek                   1/10/97            2,258.507              N/A        Notified of ESOP
                                                                                        allocation (effective
                                                                                        as of September 30,
                                                                                        1996)

                     The Dealer Managers for the Offer are:


                       Robert W. Baird & Co. Incorporated
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                   Telephone: (414) 298-7666(call collect)
                     Telephone: (888) 224-7326 (toll free)


                                      and

                     Friedman, Billings, Ramsey & Co., Inc.
                                  Potomac Tower
                          1001 Nineteenth Street North
                         Arlington, Virginia 22209-1710
                    Telephone: (703) 312-9500 (call collect)
                      Telephone: (800) 846-5050 (toll free)


          Any questions concerning the terms of the Offer may be directed to the Dealer Managers.


                     The Information Agent for the Offer is:

                              D.F. King & Co., Inc.

                    77 Water Street, New York, New York 10005
                    Telephone: (212) 269-5550 (call collect)
                      Telephone: (800) 758-5880 (toll free)

          Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent.


                        The Depositary for the Offer is:

                         Registrar and Transfer Company


By Mail, Overnight Delivery or By Hand:                 Facsimile Transmission:

Registrar and Transfer Company
10 Commerce Drive                                       (908) 272-9697
Cranford, New Jersey  07016
                                                        Confirm by Telephone:
                                                        (800) 368-5948 Ext. 7760


          Any questions concerning tender procedures may be directed to the Depositary at (800) 368-5948 Ext. 7760.



                                February 27, 1997

                                                                  Exhibit (a)(2)
                           DAMEN FINANCIAL CORPORATION
                              LETTER OF TRANSMITTAL

                       To Accompany Shares of Common Stock
                                       of
                          Damen Financial Corporation
                   Tendered Pursuant to the Offer to Purchase
                             Dated February 27, 1997

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, MARCH 27, 1997, UNLESS THE OFFER IS EXTENDED.

                 To: REGISTRAR AND TRANSFER COMPANY, Depositary

                                         By Hand:   c/o The Depository Trust Co.
Mailing Address:                                          Transfer Agent Drop
10 Commerce Drive                                     55 Water Street, 1st Floor
Cranford, New Jersey 07016                               New York, NY 10041-0099

                             Facsimile Transmission:
                                 (908) 272-9697
                            Stockholder Information:
                            1-800-368-5948 Ext. 7760


                       DESCRIPTION OF SHARES TENDERED (See
                             Instructions 3 and 4)

--------------------------------------------------------------------------------
                    Name(s) and Address(es) of Registered Holder(s)
            (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Shares Tendered
                      (Attach Additional List if Necessary)
--------------------------------------------------------------------------------

                               Total Number of                  Number of
   Certificate               Shares Represented                  Shares
   Number(s)*                by Certificate(s)*                 Tendered**
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL SHARES

*    Need not be completed by stockholders tendering by book-entry transfer.

** Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered. See Instruction 4.

     DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

     This Letter of Transmittal is to be used if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3 of the Offer to Purchase (as defined below).

     Delivery of documents to Damen Financial Corporation or to a Book-Entry Transfer Facility does not constitute a valid delivery.

                (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[  ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO
     THE DEPOSITARY'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

Name of Tendering Institution___________________________________________________

Check Applicable Box:  [  ] DTC      [  ] PDTC

Account No._____________________________________________________________________

Transaction Code No.____________________________________________________________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Damen Financial Corporation, a Delaware corporation (the "Company"), the above-described shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price per Share hereinafter set forth, pursuant to the Company's offer to purchase up to 850,000 Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 1997 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares, (b) present certificates for such Shares for cancellation and transfer on the books of the Company and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

     The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The undersigned understands that the Company will determine a single per Share price (not greater than $14.75 nor less than $13.25 per Share) net to the seller in cash, without interest thereon, (the "Purchase Price") that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The undersigned understands that the Company will select the lowest Purchase Price that will enable it to purchase 850,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $14.75 nor less than $13.25 per Share) pursuant to the Offer. The undersigned understands that all Shares properly tendered and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration and conditional tender provisions, and that the Company will return all other Shares, including Shares tendered and not withdrawn at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted. The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

     Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility designated above). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any Shares purchased and/or any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any Shares purchased and/or return any Shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

                          PRICE (IN DOLLARS) PER SHARE
                       AT WHICH SHARES ARE BEING TENDERED
                              (SEE INSTRUCTION 5)
--------------------------------------------------------------------------------
        CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED, OR IF NO BOX
  IS CHECKED (EXCEPT AS PROVIDED IN THE ODD LOTS BOX AND INSTRUCTIONS BELOW),
                       THERE IS NO VALID TENDER OF SHARES.
--------------------------------------------------------------------------------

[ ]$13.250 [ ]$13.500 [ ]$13.750 [ ]$14.000 [ ]$14.250 [ ]$14.500 [ ]$14.750
--------------------------------------------------------------------------------
[ ]$13.375 [ ]$13.625 [ ]$13.875 [ ]$14.125 [ ]$14.375 [ ]$14.625


                                    ODD LOTS
                               (SEE INSTRUCTION 9)

     This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on February 25, 1997, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.
     The undersigned either (check one box):
     [ ] was the beneficial owner as of the close of business on February 25, 1997, and continues to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered, or
     [ ] is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on February 25, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, and is tendering all of such Shares.
     If you do not wish to specify a purchase price, check the following box, in which case you will be deemed to have tendered at the Purchase Price determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in this Letter of Transmittal). [ ]

                          SPECIAL PAYMENT INSTRUCTIONS
                         (SEE INSTRUCTIONS 6, 7 AND 8)

  To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

  Issue [  ] check
  and/or [  ] certificate(s) to:

  Name__________________________________________________________________________
                                (Please Print)
  Address_______________________________________________________________________

  ______________________________________________________________________________
                               (Include Zip Code)
  ______________________________________________________________________________
                (Taxpayer Identification or Social Security No.)

                          SPECIAL DELIVERY INSTRUCTIONS
                         (SEE INSTRUCTIONS 6, 7 AND 8)

To be completed ONLY if the check for the purchase price of Shares purchased and/or certificates for Shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail [ ] check
and/or [ ] certificate(s) to:

Name____________________________________________________________________________
                                     (Please Print)
Address_________________________________________________________________________

________________________________________________________________________________
                                   (Include Zip Code)

                               CONDITIONAL TENDER

     A tendering stockholder may condition his or her tender of Shares upon the purchase by the Company of a specified minimum number of the Shares tendered hereby, all as described in the Offer to Purchase, particularly in Section 6 thereof. Unless at least such minimum number of Shares is purchased by the Company pursuant to the terms of the Offer, none of the Shares tendered hereby will be purchased. It is the tendering stockholder's responsibility to calculate such minimum number of Shares, and each stockholder is urged to consult his or her own tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.
      Minimum number of Shares that must be purchased, if any are purchased:
                                                 __________________ Shares


                                    SIGN HERE
  (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED IN THIS LETTER OF TRANSMITTAL)

_____________________________________   ________________________________________
                           (Signature(s) of Owner(s))
________________________________________________________________________________

_____________________________________   ________________________________________
                             (Please Print Name(s))

Dated: ____________________, 1997  Capacity (full title)________________________

_____________________________

Address_____________________________________________________(Include  Zip  Code)

Area Code and Telephone No._____________________________

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

              GUARANTEE OF SIGNATURE(S) (SEE INSTRUCTIONS 1 AND 6)

Name of Firm___________________________Authorized Signature_____________________

Dated _________________, 1997


                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved Signature Guarantee Medallion Program (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instruction 6.

     2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message (as defined below), is to be used either if certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed copy thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at its address as set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date (as defined in the Offer to Purchase). The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Offer to Purchase and the Letter of Transmittal and that the Company may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Except as specifically permitted by Section 6 of the Offer to Purchase, no alternative or contingent tenders will be accepted. See Section 1 of the Offer to Purchase. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

     3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule attached hereto.

     4. Partial Tenders (Not Applicable to Stockholders Who Tender By Book-Entry Transfer). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. Indication of Price at Which Shares Are Being Tendered. For Shares to be validly tendered, the stockholder must check the box indicating the price per Share at which he or she is tendering Shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" in this Letter of Transmittal, except that any stockholder who owned beneficially as of the close of business on February 25, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, may check the box above in the section entitled "Odd Lots" indicating that such stockholder is tendering all Shares at the Purchase Price determined by the Company. Only one box may be checked. If more than one box is checked or if no box is checked (except as provided in the Odd Lots box and this Instruction 5), there is no valid tender of Shares. A stockholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

     6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the Shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

     If any of the Shares hereby is held of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Shares. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

     7. Stock Transfer Taxes. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 7, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

     8. Special Payment and Delivery Instructions. If the check for the purchase price of any Shares purchased is to be issued in the name of, and/or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

     9. Odd Lots. As described in the Offer to Purchase, if fewer than all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially as of the close of business on February 25, 1997, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly and unconditionally tendered all such Shares at or below the Purchase Price (including by not designating a Purchase Price as described above). Partial or conditional tenders of Shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this Letter of transmittal is completed.

     10. Substitute Form W-9 and Form W-8. The tendering stockholder is required to provide the Depositary with either a correct Taxpayer Identification Number ("TIN") on Substitute Form W-9, which is provided under "Important Tax
Information" below, or a properly completed Form W-8. Failure to provide the information on either Substitute Form W-9 or Form W-8 may subject the tendering stockholder to 31% federal income tax backup withholding on the payment of the purchase price. The box in Part 3 of Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% on all payments of the purchase price thereafter until a TIN is provided to the Depositary.

     11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses listed below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Managers and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

     12. Irregularities. All questions as to the Purchase Price, the form of documents, and the validity, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, the Company also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares and the Company's interpretation of the terms and conditions of the Offer (including these instructions) shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED COPY THEREOF) TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

IMPORTANT TAX INFORMATION

     Under federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary (as payer) with such stockholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is his or her social security number. For businesses and other entities, the number is the employer identification number. If the Depositary is not provided with the correct TIN or properly completed Form W-8, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding.

     Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that stockholder's exempt status. The Form W-8 can be obtained from the Depositary. Exempt stockholders, other than noncorporate foreign stockholders, should furnish their TIN in Part 1 and check the box in Part 4 of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

     If federal income tax backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

     To avoid backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Depositary of his or her correct TIN by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the TIN provided on Substitute Form W-9 is correct and that (1) the stockholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (2) the Internal Revenue Service has notified the stockholder that he or she is no longer subject to federal income tax backup withholding. Foreign stockholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign stockholders subject to 30% (or lower treaty rate) withholding on gross payments received pursuant to the Offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

     The stockholder is required to give the Depositary the social security number or employer identification number of the registered owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

                  PAYER'S NAME: Registrar and Transfer Company

SUBSTITUTE
Form W-9

(See Instruction 10)
Please fill in your name and address below.

------------------------------------------
Name
------------------------------------------
Address (number and street)
------------------------------------------
City, State and Zip Code

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number


Part 1 -- PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.


------------------------------------------
       Social Security Number
OR
------------------------------------------
     Employer Identification Number


Part 2 -- Certification -- Under Penalties of Perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c)the IRS has notified me that I am no longer subject to backup withholding, and (3) all other information provided on this form is true, correct and complete.

Part 3 --

Awaiting TIN   [   ]


Part 4 -- For Payee Exempt from Backup Withholding

Exempt         [   ]

Certificate Instructions -- You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out Item (2). If you are exempt from backup withholding, check the box in Part 4 above.

SIGNATURE ___________________________________________DATE ________________, 1997

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9


             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you by the time of payment, you are required to withhold 31% of all reportable payments thereafter made to me until I provide a number.

Signature______________________________________ Date____________________________

                             The Information Agent:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005

                        Bankers and Brokers Call Collect:
                                 (212) 269-5550

                           ALL OTHERS CALL TOLL FREE:
                                 1-800-758-5880





                              The Dealer Managers:



                       Robert W. Baird & Co. Incorporated

                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                    Telephone: (414) 298-7666 (call collect)
                      Telephone: (888) 224-7326 (toll free)




                     Friedman, Billings, Ramsey & Co., Inc.

                                  Potomac Tower
                          1001 Nineteenth Street North
                         Arlington, Virginia 22209-1710
                    Telephone: (703) 312-9500 (call collect)
                      Telephone: (800) 846-5050 (toll free)

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9


Guidelines for Determining the Proper Identification Number to Give the Payer. -- Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.


--------------------------------------------------------------------------------
                                                 Give the
                                                 SOCIAL SECURITY
For this type of account                         number of--
--------------------------------------------------------------------------------


1.   An individual's account                     The individual

2.   Two or  more  individuals                   The  actual  owner of the
     (joint account)                             account  or, if  combined
                                                 funds,  any  one  of  the
                                                 individuals(1)


3.   Husband  and wife  (joint                   The  actual  owner of the
     account)                                    account   or,   if  joint
                                                 funds, either person(1)


4.   Custodian    account   of                   The minor(2)
     minor  (Uniform  Gift  to
     Minors Act)

5.   Adult  and  minor  (joint                   The   adult  or,  if  the
     account)                                    minor    is   the    only
                                                 contributor, the minor(1)

6.   Account  in the  name  of                   The   ward,   minor,   or
     guardian or committee for                   incompetent person(3)
     a designated ward, minor,
     or incompetent person

7.   a.  The  usual  revocable                   The grantor-trustee(1)
     savings   trust   account
     (grantor is also trustee)

     b.    So-called     trust                   The actual owner(1)
     account  that  is  not  a
     legal  or   valid   trust
     under State law

--------------------------------------------------------------------------------
                                                 Give the
                                                 SOCIAL SECURITY
For this type of                                 account number of--
--------------------------------------------------------------------------------

8.   Sole proprietorship                         The owner(4)
     account

9.   A valid trust, estate, or                   The legal  entity (do not
     pension trust                               furnish  the  identifying
                                                 number  of  the  personal
                                                 representative or trustee
                                                 unless  the legal  entity
                                                 itself is not  designated
                                                 in the account title.)(5)

10.  Corporate account                           The corporation


11.  Religious, charitable, or                   The organization
     educational  organization
     account

12.  Partnership  account held                   The partnership
     in   the   name   of  the
     business

13.  Association,   club,   or                   The organization
     other          tax-exempt
     organization


14.  A  broker  or  registered                   The broker or nominee
     nominee


15.  Account      with     the                   The public entity
     Department of Agriculture
     in the  name of a  public
     entity  (such  as a State
     or   local    government,
     school    district,    or
     prison)   that   receives
     agricultural      program
     payments

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9





Obtaining a Number

     If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

Payees Exempt fromBackup Withholding

     Payees specifically exempted from backup withholding on ALLpayments include the following:

     * A corporation

     * A financial institution

     * An organization exempt from tax under section 501(a), or an individual retirement plan.

     * The United States or any agency or instrumentality thereof.

     * A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

     * A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

     * An international organization or any agency, or instrumentality thereof.

     * A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

     * A real estate investment trust.

     * A common trust fund operated by a bank under section 584(a).

     * An exempt charitable  remainder trust, or a non-exempt trust described in section 4947(a)(1).

     * An entity registered at all times under the Investment Company Act of 1940.

     * A foreign central bank of issue.

     Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     * Payments to nonresident aliens subject to withholding under section 1441.

     * Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

     * Payments of patronage dividends where the amount received is not paid in money.

     * Payments made by certain foreign organizations.

     * Payments made to a nominee.

     Payments of interest not generally subject to backup withholding include the following:

     * Payments of interest on obligations issued by individuals. Note:You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

     * Payments of tax-exempt interest (including exempt-interest dividends under section 852).

     * Payments described in section 6049(b)(5) to nonresident aliens.

     * Payments on tax-free covenant bonds under section 1451.

     * Payments made by certain foreign organizations.

     * Payments made to a nominee.

     Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILETHIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT"ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

     Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

     Privacy Act Notice. -- Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Effective January 1, 1993, payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

     (1) Penalty for Failure to Furnish Taxpayer Identification Number. -- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

     (2) Failure to ReportCertain Dividend and Interest Payments. -- If you fail to include any portion of an includable payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an underpayment attributable to that failure unless there is clear and convincing evidence to the contrary.

     (3) Civil Penalty for False Information With Respect to Withholding. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

     (4)   Criminal   Penalty  for   Falsifying   Information.   --   Falsifying
certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

     FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                 Exhibit (a)(3)



                       Robert W. Baird & Co. Incorporated
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                   Telephone: (414) 298-7666 (call collect)
                     Telephone: (888) 224-7326 (toll free)


                                      and


                     Friedman, Billings, Ramsey & Co., Inc.
                                  Potomac Tower
                          1001 Nineteenth Street North
                         Arlington, Virginia 22209-1710
                    Telephone: (703) 312-9500 (call collect)
                      Telephone: (800) 846-5050 (toll free)
                          ---------------------------

                           DAMEN FINANCIAL CORPORATION
                        Offer To Purchase For Cash Up To
                       850,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $14.75
                         Nor Less Than $13.25 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997,
                          UNLESS THE OFFER IS EXTENDED.


To Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees:

         Damen Financial Corporation, a Delaware corporation (the "Company"), has appointed us to act as Dealer Managers in connection with its offer to purchase for cash up to 850,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $14.75 nor less than $13.25 per Share, specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated February 27, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

         The Company will determine the single per Share price, not in excess of $14.75 nor less than $13.25 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 850,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $14.75 nor less than $13.25 per Share). All Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 850,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from stockholders who owned beneficially as of the close of business on February 25, 1997, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender their Shares at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer), other than stockholders who tender conditionally, and for whom the condition is not satisfied. See Sections 1, 2 and 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

         No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Managers as described in the Offer to Purchase. The Company will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of the Company, Registrar and Transfer Company as "Depositary," the Dealer Managers or D. F. King & Co., Inc., as "Information Agent," for purposes of the Offer.

         For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

         1.       Offer to Purchase, dated February 27, 1997;

         2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

         3. Letter, dated February 27, 1997, from Mary Beth Poronsky Stull, President and Chief Executive Officer of the Company, to stockholders of the Company;

         4.       Letter of Transmittal  for your use and for the information of
                  your  clients   (together  with   accompanying  Form  W-9  and
                  guidelines); and

         5. A return envelope addressed to Registrar and Transfer Company, as Depositary.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997, UNLESS THE OFFER IS EXTENDED.

         In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         Any inquiries you may have with respect to the Offer should be addressed to the Depositary, the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

         Additional copies of the enclosed material may be obtained from the Information Agent, telephone: (800) 758-5880 or, in New York, (212) 269-5550.

                                          Very truly yours,


                                          Robert W. Baird & Co. Incorporated
                                          Friedman, Billings, Ramsey & Co., Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE DEALER MANAGERS OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                                  Exhibit (a)(4)


                           DAMEN FINANCIAL CORPORATION
                        Offer To Purchase For Cash Up To
                       850,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $14.75
                         Nor Less Than $13.25 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997,
                          UNLESS THE OFFER IS EXTENDED.


To Our Clients:

         Enclosed for your consideration are the Offer to Purchase, dated February 27, 1997, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Damen Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 850,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $14.75 nor less than $13.25 per Share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer.

         The Company will determine the single per Share price, not in excess of $14.75 nor less than $13.25 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 850,000 Shares (or such lesser number of Shares as are validly tendered at prices not in excess of $14.75 nor less than $13.25 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 850,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from stockholders who owned beneficially as of the close of business on February 25, 1997, and continue to own beneficially as of the Expiration Date an aggregate of fewer than 100 Shares who properly tender all their Shares at prices at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer), other than stockholders who tender conditionally and for whom the condition is not satisfied. See Sections 1, 2 and 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

         1. You may tender Shares at prices not in excess of $14.75 nor less than $13.25 per Share as indicated in the attached Instruction Form, net to you in cash.

         2. You may tender your Shares conditioned upon the Company's purchasing all or a minimum number of your Shares.

         3. The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer.

         4. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on March 27, 1997, unless the Company extends the Offer.

         5. The Offer is for 850,000 Shares, constituting approximately 22.5% of the Shares outstanding as of February 25, 1997.

         6. Tendering stockholders will not be obligated to pay any stock transfer taxes on the Company's purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         7. If you beneficially held, as of the close of business on February 25, 1997, an aggregate of fewer than 100 Shares and you continue to beneficially own as of the Expiration Date an aggregate of fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and complete the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares validly tendered at or below the Purchase Price.

         8. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

         If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997, UNLESS THE COMPANY EXTENDS THE OFFER.

         As described in Section 1 of the Offer to Purchase, if more than 850,000 Shares have been validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

         (a) first, all Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 25, 1997 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who:

                  (1) validly tender all of such Shares at a price at or below the Purchase Price (partial and conditional tenders will not qualify for this preference); and

                  (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (b) second, after purchase of all of the forgoing Shares, all other Shares validly and conditionally tendered at prices at or below the Purchase Price in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied, and all other Shares validly and unconditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase; and

         (c) third, if necessary, Shares validly and conditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, selected by lot in accordance with Section 6 of the Offer to Purchase.

         You may condition your tender on the Company purchasing a minimum number of your tendered Shares. In such case, if as a result of the proration provisions in the Offer to Purchase the Company would purchase less than such minimum number of your Shares, then the Company will not purchase any of your Shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of such Shares to be purchased falls below 850,000 Shares, then to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 850,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated. See Sections 1 and 6 of the Offer to Purchase.

         The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                INSTRUCTION FORM

             for Shares Held by Brokers, Dealers, Commercial Banks,
                      Trust Companies and Other Nominees.

        INSTRUCTIONS FOR TENDER OF SHARES OF DAMEN FINANCIAL CORPORATION

Please tender to Damen Financial Corporation (the "Company"), on (our) (my) behalf, the number of Shares indicated below, which are beneficially owned by
(us) (me) and registered in your name, upon terms and subject to the conditions contained in the Offer to Purchase of the Company dated February 27, 1997, and the related Letter of Transmittal, the receipt of both of which is acknowledged.

                Number of Shares to be tendered: ________ Shares

         PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                 (See Instruction on the Letter of Transmittal)

                               CHECK ONLY ONE BOX.

            IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED,
                       THERE IS NO PROPER TENDER OF SHARES

I hereby tender Shares at the price checked below. This action could result in none of my Shares being purchased if the Purchase Price for the Shares is less than the price checked.


Price (in dollars) per Share at which Shares are being tendered (See Instruction 5 on the Letter of Transmittal):

[  ] $13.250    [  ] $13.625     [  ] $14.000     [  ] $14.375    [  ] $14.625
[  ] $13.375    [  ] $13.750     [  ] $14.125     [  ] $14.500    [  ] $14.750
[  ] $13.500    [  ] $13.875     [  ] $14.250


                                    ODD LOTS
                (See Instruction 9 on the Letter of Transmittal)

[ ] Check here ONLY if I was the beneficial owner as of the close of business on February 25, 1997, and continue to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered.

[ ] The Odd Lot Shares are being tendered at the price per Share indicated above in the box entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered."

                                       OR

[ ] By checking this one box INSTEAD OF ONE OF THE PRICE BOXES ABOVE, I hereby tender Shares and I am willing to accept the Purchase Price determined by the Company in accordance with the terms of the Offer. This action will result in my receiving a price per Share of as low as $13.25 or as high as $14.75.

                               CONDITIONAL TENDER
    (See the box captioned "Conditional Tender" on the Letter of Transmittal)

[ ] Check here ONLY if my tender of Shares is conditional on the Company purchasing all or a minimum number of the tendered Shares, and as set forth below:

              Minimum number of Shares that must be purchased, if any are purchased:
                               ____________ Shares

The Shares I conditionally tendered are being tendered at the price per Share indicated above in the box captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered."

         THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS, HOWEVER, MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER. THE COMPANY HAS ALSO BEEN ADVISED THAT THE TRUSTEE OF THE COMPANY'S EMPLOYEE STOCK OWNERSHIP PLAN DOES NOT INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER.


Signature(s):___________________________   Address: ____________________________

________________________________________   ____________________________________
                                                       (Including Zip Code)

Name(s): _________________________________________
                      (Please Print)

         _________________________________________
                      (Please Print)


Area Code and Telephone Number: ________________________

Date: __________________, 1997


___________________________________________________
(Employer Identification or Social Security Number)

IMPORTANT: STOCKHOLDERS ARE ENCOURAGED TO RETURN A COMPLETED FORM W-9 WITH THEIR INSTRUCTION FORM.

                                                                  Exhibit (a)(5)


                           DAMEN FINANCIAL CORPORATION




February 27, 1997

Dear Stockholders of Damen Financial Corporation:

         Over time, Damen Financial Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares is currently the best alternative to accomplish those objectives. The Board of Directors has approved a repurchase of 850,000 shares of the Company's common stock, or 22.5 percent of our approximately 3.8 million outstanding shares. A copy of the Offer to Purchase is enclosed.

         The Company is conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $14.75 per share and not less than $13.25 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 850,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 850,000 shares are tendered.

         We encourage each stockholder to read carefully the Offer to Purchase and related materials. Neither Damen Financial Corporation nor our Board of Directors makes any recommendation whether to tender shares to the Company. You should make your decision independently after consulting with your advisors.

         To assist us with this offer, we have engaged Robert W. Baird & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. to serve as the Dealer Managers and D. F. King & Co., Inc. to serve as Information Agent. Representatives from these firms may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call toll-free the Information Agent at 800-758-5880, Robert W. Baird & Co. Incorporated at 888-224-7326 or Friedman, Billings, Ramsey & Co., Inc. at 800-846-5050.

         Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on March 27, 1997. We again encourage you to read carefully the enclosed material.

         As always, we appreciate your interest in Damen Financial Corporation.

                                           Sincerely,

                                           /s/Mary Beth Poronsky Stull
                                           ---------------------------
                                           Mary Beth Poronsky Stull
                                           President and Chief Executive Officer

                                                                  Exhibit (a)(6)


MEMO                                                            PLEASE CIRCULATE

DATE:       February 25, 1997

TO:         All Staff

FROM:       Mary Beth Poronsky Stull, President and CEO

RE:         Tender Offer for Damen Financial's Common Stock



         Damen Financial's Board of Directors has approved the purchase of 850,000 shares of our common stock by means of what is termed a "Modified Dutch Auction Tender." It is more fully described in the attached news release. We have made every effort to communicate this action to members of our local community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:         Why is Damen Financial offering to repurchase its stock?

Answer: Over time, Damen Financial's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to maximize stockholder value, Damen Financial's management and its Board of Directors believe that the purchase of Shares pursuant to the Offer is a positive action that is intended to improve returns to our stockholders.

Question:         Who's idea was this?

Answer: With the assistance of Robert W. Baird & Co. Incorporated ("Baird") and Friedman, Billings, Ramsey & Co., Inc. ("FBR"), management has conducted a detailed analysis of Damen Financial's capital structure to determine how to maximize stockholder value by improving return on stockholders' equity while maintaining a high level of financial security and preserving future strategic options. Based upon the results of a series of financial models developed by Baird and FBR, a purchase of shares appeared to be the best means to accomplish the desired objectives. The Modified Dutch Auction Tender method was determined to be the best way to acquire shares in the shortest period of time.

Question:         How should I respond to questions?

Answer:           Damen  Financial  has  hired a  special  Information  Agent to handle all questions. The Information Agent is D. F. King & Co., Inc. and their toll-free telephone number is 800-758-5880. Because Damen Financial is the purchaser of the shares, and because securities laws are involved, it is highly important that all questions be referred to the Information Agent. No member of Damen Financial's staff is allowed or authorized to answer any questions or give any advice regarding the tender offer. We are aware that many stockholders are customers of the bank and have ties or relationships with staff members. You should handle these situations as diplomatically as possible, but in any event, all questions must be referred either to the Information Agent or the holder's broker or investment advisor.

Question:         What do I say if a stockholder  asks,  "Should I sell (tender)
                  my stock?"

Answer: Members of the Damen Financial staff must not give any investment advice to stockholders. The stockholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a "good deal" or a "bad deal." While the stockholder may call the Information Agent or the Dealer Managers (Baird and FBR), they will not receive investment advice from either organization. They should be directed to contact their broker or investment advisor.

Question:         What do I do if someone  brings a Letter of  Transmittal to me or my office or sends it to our office by mail?

Answer: Because tenders must be received by Registrar and Transfer Company within a limited amount of time, we cannot take the responsibility for having any stockholder's tender delivered by mail or by hand. Stockholders must send tenders directly to Registrar and Transfer Company at the address provided in the tender offer documents. That address is:

                                Registrar and Transfer Company
                                10 Commerce Drive
                                Cranford, New Jersey 07016

Question:         May employees of Damen Financial tender shares in the offer?

Answer: Yes. Employees who own shares of Damen Financial common stock are eligible to tender their shares. You will receive a complete copy of the same documents that are being provided to other stockholders.

Question:         Will my shares in the ESOP be tendered?

Answer: No. The Company has been advised that the Trustee of the ESOP does not intend to tender any shares pursuant to the Offer.

Question:         May my shares in the Profit Sharing Plan be tendered?

Answer: Yes. Employees who own shares as participants in the Company's Profit Sharing Plan are eligible to tender those shares. In addition to the documents being provided to other stockholders, you will be given a letter from the Trustees of the Profit Sharing Plan and an Instruction Form. Since the shares in the Profit Sharing Plan are held of record by the Plan, you must complete the Instruction Form to indicate how many shares and at what price you wish to tender shares in the Plan and submit the completed Instruction Form to the Trustees so they may prepare a Letter of Transmittal on your behalf.

                                                                  Exhibit (a)(7)


                           DAMEN FINANCIAL CORPORATION
                              QUESTIONS AND ANSWERS
                               ABOUT THE OFFER OF
                           DAMEN FINANCIAL CORPORATION
                    TO PURCHASE FOR CASH UP TO 850,000 SHARES
                     OF COMMON STOCK AT A PURCHASE PRICE OF
                           $14.75 TO $13.25 PER SHARE
                                February 27, 1997

                    QUESTIONS AND ANSWERS ABOUT THE OFFER OF
                           DAMEN FINANCIAL CORPORATION
                              TO PURCHASE ITS STOCK

The following information is designed to answer frequently asked questions about the offer by Damen Financial Corporation to purchase shares of its common stock. Stockholders are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.      What Is This Offer To Purchase?

A. Damen Financial Corporation ("Damen" or the "Company") is inviting its stockholders to tender shares of its common stock, $0.01 par value per share (the "Shares"), at prices not in excess of $14.75 or less than $13.25 per Share in cash, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 27, 1997, and in the enclosed Letter of Transmittal (which together constitute the "Offer"). The Company will determine the single per Share price, not in excess of $14.75 nor less than $13.25 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 850,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $14.75 or less than $13.25 per Share). This type of issuer tender offer is commonly referred to as a "Modified Dutch Auction."

Q.      What Is A "Modified Dutch Auction?"

A. A Modified Dutch Auction is a process whereby a company makes a direct tender offer to its own stockholders to purchase a specified number of shares of its stock within a specified price range per share, and pays the highest price at which it accepts shares to all stockholders whose shares are accepted. In this case, Damen is making a direct offer to all of its stockholders to purchase in the aggregate 850,000 Shares of its common stock at a price not in excess of $14.75 nor less than $13.25 per Share. This process allows each stockholder to elect whether to sell stock, and the price the stockholder is willing to sell at within the given price range. After receiving tenders of Shares, at the termination of the Offer, the Company will choose the lowest price within the specified range that will permit it to purchase the amount of securities sought and this price will become the Purchase Price.

Q.      What Will Be The Final Purchase Price?

A. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company will select the lowest Purchase Price that will allow it to buy up to 850,000 Shares. All stockholders tendering at or below the Purchase Price will receive the same amount. For example, if 400,000 Shares are tendered at $13.50 per Share, 450,000 Shares are tendered at $14.00 per Share and 300,000 are tendered at $14.75 per Share, 850,000 Shares will be purchased at $14.00 per Share from the persons who tendered at $13.50 and $14.00, and the 300,000 Shares tendered at $14.75 per Share will be returned and not purchased.

Q. What Will Happen If More Than 850,000 Shares Are Tendered At Or Below The Purchase Price?

A. In the event more than 850,000 Shares are tendered at or below the Purchase Price, Shares tendered at or below the Purchase Price will be acquired by the Company (i) first from any stockholder who owned beneficially, as of the close of business on February 25, 1997 and continues to own beneficially as of the termination of the Offer, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares, and (ii) then from all other tendering stockholder subject to proration.

Q.      At What Price May I Tender My Shares?

A. Stockholders may elect to tender their Shares in increments of 1/8th of a dollar ($.125) starting at $13.25 per Share up to and including $14.75 per Share. The election as to the number of Shares and the price a stockholder is willing to tender are to be indicated on the Letter of Transmittal.

Q.      How Do I Tender My Shares?

A. If you hold your Shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the Shares being tendered, to the Depositary, Registrar and Transfer Company, which must be received by them by 5:00 p.m. New York City time on March 27, 1997.

Q.      How Do I Tender My Shares If My Shares Are Held By My Broker?

A. If your Shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your Shares for you. You cannot tender such Shares using the Letter of Transmittal even though you may have received one for your information.

        If you are a broker and are tendering Shares in book-entry form for your customers, you must comply with the Book-Entry Delivery procedure described in Section 3 of the Offer to Purchase.

Q. What Do I Do If I Have Lost My Certificates, Or If They Have Been Mutilated, Destroyed Or Stolen, But I Still Want To Tender Them?

A. Call the Depositary at (800) 368-5948 Ext. 7760 in New Jersey for instructions for tendering Shares in such circumstances.

Q.      Do I Have To Sell My Stock To The Company?

A.      No. A stockholder is not required to tender any stock.

Q.      What Happens If I Do Not Tender My Stock To The Company To Purchase?

A. Nothing will happen if you do not tender any or all of your Shares. Your Shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of Shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, since the Company will purchase up to 850,000 of its outstanding Shares, the percentage of the outstanding stock which you own will increase since the number of outstanding Shares will be reduced.

Q.      What If The Terms Of The Offer Change?

A. In the event the Expiration Date is extended or if the terms of the Offer are materially changed, the Company will generally give notice of the change and, under certain circumstances, stockholders will be able to change or withdraw their tender for at least 10 business days from such notice.

Q.      Can I Tender Part Of My Stock At Different Prices?

A. Yes, you can elect to tender part of your stock at one price and an additional amount at a second price. For example, if you owned 1,500 Shares, you could tender 500 Shares at $14.00, 500 Shares at $14.75 and keep the remaining 500 Shares. However, you cannot tender the same stock at different prices. In the prior example, the stockholder owning 1,500 Shares cannot tender 1,500 at $14.00 and 1,500 at $14.75. If you tender some Shares at one price and other Shares at a different price, you must use a separate Letter of Transmittal for each price.

Q.      Is There Any Brokerage Commission?

A. No. The Company will purchase stock directly from each stockholder at the Purchase Price without the use of a broker.

Q.      Can I Change Or Cancel My Tender?

A. You may increase or decrease the number of Shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m. on March 27, 1997. Generally after March 27, 1997, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the March 27, 1997 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the March 27, 1997 deadline.

Q.      Can You Summarize The Process By Which Shares Are Validly Tendered?

A. Generally, for certificated Shares you must complete the Letter of Transmittal (the [blue] form) as follows:

         - List the certificates and the number of Shares that you are tendering in the box captioned "Description of Shares Tendered".

         - Check the box specifying the price at which you are tendering in the box captioned "Price (in Dollars) Per Share at Which Shares are Being Tendered".

         - If you want to give us special payment instructions, complete the box captioned "Special Payment Instructions".

         - If you want to give us special delivery instructions, complete the box captioned "Special Delivery Instructions".

         -    If you are an Odd Lot  Holder  (i.e.,  you  hold  fewer  than  100
              Shares) who is tendering all your shares, complete the box captioned "Odd Lots".

         - If you want to make a conditional tender of Shares, complete the box captioned "Conditional Tenders".

         - If your Shares are being delivered by book-entry, complete the box captioned "Box Below for Use By Eligible Institutions Only".

         -    Complete   the   substitute   Form   W-9  to   certify   your  tax
              identification number.

         - Sign the Letter of Transmittal in the box captioned "Sign Here" (in certain circumstances, signatures must be guaranteed in this Box, see Instructions 1 and 6 in the Letter of Transmittal).

         You must deliver your Share certificates or comply with the book-entry delivery requirements. See Section 3 of the Offer to Purchase. These documents must be received by the Depositary, Registrar and Transfer Company, no later than 5:00 p.m. on March 27, 1997. If you are tendering Shares held by a broker, commercial bank, trust company or other nominee, your instructions must be given to your nominee who will, on the basis of your instructions, tender Shares for you. Please see Section 3 and the Letter of Transmittal for more details about how to tender Shares.

Q.       How Can I Get More Information?

A. If you have a question, please call our Information Agent, D. F. King & Co., Inc., at (800) 758-5880 or (212) 269-5550 in New York, or our
         Dealer Managers, Robert W. Baird & Co. Incorporated, at (888) 224-7326 or (414) 298-7666 in Wisconsin, or Friedman, Billings, Ramsey & Co., Inc., at (800) 846-5050 or (703) 312-9500 in Virginia, from 9:00 a.m. -
         5:00 p.m., Monday through Friday.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of the Company is made only by the Damen Financial Corporation Offer to Purchase document dated February 27, 1997 and the accompanying Letter of Transmittal.

                                                                  Exhibit (a)(8)

For Immediate Release                                   For Information Contact:
                                                        Mary Beth Poronsky Stull
Date:  February 14, 1997                                President and CEO
                                                        (847) 882-5320



           DAMEN FINANCIAL CORPORATION ANNOUNCES GOVERNMENTAL APPROVAL
                 TO BECOME A BANK HOLDING COMPANY; INTENTION TO
              OFFER TO BUY UP TO 850,000 SHARES OF ITS COMMON STOCK



SCHAUMBURG, ILLINOIS ... Damen Financial Corporation (NASDAQ NMS: DFIN) announced today that the Board of Governors of the Federal Reserve System has approved its application to become a bank holding company. The transaction is scheduled to be completed February 27, 1997, upon completion of the regulatory waiting period.

         Damen Financial also announced that its Board of Directors has authorized the repurchase of up to 850,000 shares of its common stock, which represents 22.7 percent of its 3,750,278 outstanding shares, once the bank holding company reorganization has been completed. The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, Damen Financial stockholders will be given the opportunity to sell part or all of their shares to the Corporation at an estimated price range of not less than $13.25 per share and not more than $14.75 per share. This estimated price range represents a 1.9 percent discount to a 9.3 percent premium to the February 13, 1997 closing price of $13.50 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 850,000 shares are purchased, would range from approximately $11.3 million to $12.5 million. The offer to purchase shares is currently scheduled to commence on or about February 27, 1997, and to expire at 5:00 p.m. New York City time on March 26, 1997 unless extended by Damen Financial.

         Under the procedures for a Modified Dutch Auction Tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($14.75) nor less than the minimum price ($13.25) specified in the tender. Upon the expiration of the offer, Damen Financial will select the lowest purchase price that will allow it to buy 850,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 850,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks.

         Mary Beth Poronsky Stull, Damen Financial's President and Chief Executive Officer, stated, "Damen Financial intends to make the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on stockholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender because it is a positive action that has the potential for improving stockholder returns in an expeditious manner."

         The Corporation was organized in 1995 to act as the holding company of Damen Federal Bank, which will convert to a national bank and change its name to Damen National Bank on February 27, 1997. The Bank, headquartered in Schaumburg, Illinois, primarily serves the communities in its market area through its offices located in Schaumburg, Chicago and Burbank, Illinois.

         At December 31, 1996, the Corporation had consolidated assets of $235.3 million and stockholders' equity of $53.8 million.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Damen Financial Corporation common stock. The offer may be made solely by the Offer to Purchase and the related Letter of Transmittal, which will be sent to all stockholders upon commencement of the offer.

                                                                  Exhibit (a)(9)

This announcement is neither an Offer to Purchase nor a solicitation of an offer to sell shares of Damen Financial Corporation common stock. The offer is made solely by the Offer to Purchase, dated February 27, 1997, and the related Letter of Transmittal, copies of which may be obtained from the Information Agent.

                           DAMEN FINANCIAL CORPORATION

                                    Offers to

                  Purchase For Cash up to 850,000 Shares of its
                                  Common Stock

              At a Purchase Price Not Greater Than $14.75 Nor Less
                              Than $13.25 Per Share



           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997,
                          UNLESS THE OFFER IS EXTENDED.


                     The Information Agent for the Offer is:

                             D. F. King & Co., Inc.

                                 77 Water Street
                            New York, New York 10005
                          (212) 269-5550 (call collect)
                                       or
                           (800) 758-5880 (toll free)

                     The Dealer Managers for the Offer are:


Robert W. Baird & Co. Incorporated             Friedman, Billings, Ramsey & Co.,
                                                              Inc.

    777 East Wisconsin Avenue                              Potomac Tower
   Milwaukee, Wisconsin 53202                      1001 Nineteenth Street North
      (414) 298-7666                             Arlington, Virginia 22209-1710
    call toll free (888) 224-7326                         (703) 312-9500
                                                   call toll free (800) 846-5050


February 27, 1997

                                                                 Exhibit (a)(10)


                           DAMEN FINANCIAL CORPORATION
                        Offer To Purchase For Cash Up To
                       850,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $14.75
                         Nor Less Than $13.25 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997,
                          UNLESS THE OFFER IS EXTENDED.


To Participants in the Damen Federal Bank for Savings
Employees' Profit Sharing Plan (the "Profit Sharing Plan"):

         Enclosed for your consideration are the Offer to Purchase, dated February 27, 1997, and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Damen Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 850,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), at prices not in excess of $14.75 nor less than $13.25 per Share, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer.

         The Company will determine the single per Share price, not in excess of $14.75 nor less than $13.25 per Share, net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 850,000 Shares (or such lesser number of Shares as are validly tendered at prices not in excess of $14.75 nor less than $13.25 per Share). All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. See Sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 850,000 Shares are validly tendered at or below the Purchase Price and not withdrawn, the Company will buy Shares (i) from stockholders who owned beneficially as of the close of business on February 25, 1997, and continue to own beneficially as of the Expiration Date an aggregate of fewer than 100 Shares who properly tender all their Shares at prices at or below the Purchase Price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer), other than stockholders who tender conditionally and for whom the condition is not satisfied. See Sections 1, 2 and 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         As Trustees of the Profit Sharing Plan, we are the owner of record of Shares held for your account in the Profit Sharing Plan. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account.

         Please instruct us as to whether you wish us to tender any or all of the Shares we hold for your account in the Profit Sharing Plan on the terms and subject to the conditions of the Offer.

         We call your attention to the following:

         1. You may tender Shares at prices not in excess of $14.75 nor less than $13.25 per Share as indicated in the attached Instruction Form, net to you in cash.

         2. You may tender your Shares conditioned upon the Company's purchasing all or a minimum number of your Shares.

         3. The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer.

         4. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on March 27, 1997, unless the Company extends the Offer.

         5. The Offer is for 850,000 Shares, constituting approximately 22.5% of the Shares outstanding as of February 25, 1997.

         6. Tendering stockholders will not be obligated to pay any stock transfer taxes on the Company's purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

         7. If you beneficially held, as of the close of business on February 25, 1997, an aggregate of fewer than 100 Shares and you continue to beneficially own as of the Expiration Date an aggregate of fewer than 100 Shares, and you instruct us to tender on your behalf all such Shares at or below the Purchase Price before the Expiration Date (as defined in the Offer to Purchase) and complete the box captioned "Odd Lots" in the attached Instruction Form, the Company, upon the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares validly tendered at or below the Purchase Price.

         8. If you wish to tender portions of your Shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each such portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

         If you wish to have us tender any or all of your Shares in the Profit Sharing Plan, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares in the Profit Sharing Plan, we will tender all such Shares unless you specify otherwise on the attached Instruction Form.

         YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 1997, UNLESS THE COMPANY EXTENDS THE OFFER.

         If you do not wish to tender your Shares held in the Profit Sharing Plan you do not need to take any action. If you own Shares outside of the Profit Sharing Plan and with to tender some or all of such Shares, a separate Letter of Transmittal must be used for such tender.

         As described in Section 1 of the Offer to Purchase, if more than 850,000 Shares have been validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase properly tendered Shares on the basis set forth below:

         (a) first, all Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on February 25, 1997 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares who:

                  (1) valid tender all of such Shares at a price at or below the Purchase Price (partial and conditional tenders will not qualify for this preference); and

                  (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

         (b) second, after purchase of all of the forgoing Shares, all other Shares validly and conditionally tendered at prices at or below the Purchase Price in accordance with Section 6 of the Offer to Purchase for which the condition was satisfied, and all other Shares validly and unconditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described in Section 1 of the Offer to Purchase; and

         (c) third, if necessary, Shares validly and conditionally tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, selected by lot in accordance with Section 6 of the Offer to Purchase.

         You may condition your tender on the Company purchasing a minimum number of your tendered Shares. In such case, if as a result of the proration provisions in the Offer to Purchase the Company would purchase less than such minimum number of your Shares, then the Company will not purchase any of your Shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of such Shares to be purchased falls below 850,000 Shares, then to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 850,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated. See Sections 1 and 6 of the Offer to Purchase.

         The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                          Southeast Financial Bank and Trust
                                          Trustee, Damen Federal Bank for
                                          Savings Employees' Profit Sharing Plan

                                                                 Exhibit (a)(11)

For Immediate Release
Date:  February 27, 1997

For Information Contact:
Mary Beth Poronsky Stull                                   Michael Brinn
President and CEO                                          D.F. King & Co., Inc.
(847) 882-5320                                             (212) 269-5550


                     DAMEN FINANCIAL CORPORATION COMMENCES
             OFFER TO BUY UP TO 850,000 SHARES OF ITS COMMON STOCK

SCHAUMBURG, ILLINOIS...Damen Financial Corporation (NASDAQ NMS: DFIN) announced today the commencement of its offer to repurchase of up to 850,000 shares of its common stock, which represents 22.5 percent of its 3,770,117 outstanding shares. The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, Damen Financial stockholders will be given the opportunity to sell part or all of their shares to the Corporation at a price of not less than $13.25 per share and not more than $14.75 per share. This price range represents a 1.9 percent discount to a 9.3 percent premium to the February 13, 1997 closing price of $13.50 per share (the last day prior to the announcement of the Corporation's intention to repurchase the shares). Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 850,000 shares are purchased, would range from approximately $11.3 million to $12.5 million. The offer to purchase shares will expire at 5:00 p.m. New York City time on March 27, 1997 unless extended by Damen Financial.

     Under the procedures for a Modified Dutch Auction Tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($14.75) nor less than the minimum price ($13.25) specified in the tender. Upon expiration of the offer, Damen Financial will select the lowest purchase price that will allow it to buy 850,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 850,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks.

     Mary Beth Poronsky Stull, Damen Financial's President and Chief Executive Officer, stated, "Damen Financial is making the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on stockholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender because it is a positive action that has the potential for improving stockholder returns in an expeditious manner."

     The Corporation was organized in 1995 to act as the holding company of Damen Federal Bank for Savings, which converted to a national bank and changed its name to Damen National Bank on February 27, 1997. The Bank, headquartered in Schaumburg, Illinois, primarily serves the communities in its market area through its offices located in Schaumburg, Chicago and Burbank, Illinois.

     At December 31, 1996, the Corporation had consolidated assets of $235.3 million and stockholders' equity of $53.8 million.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Damen Financial Corporation common stock. The offer is made solely by the Offer to Purchase dated February 27, 1997 and the related Letter of Transmittal.